December 8, 2010
United States
Securities and Exchange Commission
Attn: Larry Spirgel
100 F Street, N.E.
Washington, D.C. 20549

SUBJECT:	Comarco, Inc. Form 10-K for the Fiscal Year Ended January 31, 2010 Form 10-Q for the Quarterly Period Ended July 31, 2010
Dear Mr. Spirgel:
     We are writing this letter in response to your letter dated December 1, 2010 regarding the review of our Form 10-K for the fiscal year ended January 31, 2010 (“Form 10-K”) and our Form 10-Q for the quarterly period ended July 31, 2010 (“Form 10-Q”).
     We formally request an extension of time until December 22, 2010 to complete our response. The current due date converges with the filing deadline of our Form 10-Q for the quarterly period ended October 31, 2010.

Sincerely,
/s/ Winston Hickman
Winston Hickman
Vice President and Chief Financial Officer